NO ACT

PE 10-23-09


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


[redacted]

09012710

November 9, 2009

Bruce H. Hallett
Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, TX 75201


Received SEC
NOV 09 2009
Washington, DC 20549


Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11/9/09

Re: Whole Foods Market, Inc.

Dear Mr. Hallett:

This is in regard to your letter dated October 23, 2009 concerning the shareholder proposal relating to an independent chairman submitted by James McRitchie for inclusion in WFM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, that WFM will include a separate proposal from the proponent in its proxy materials, and that WFM therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4142 Fax
www.hallettperrin.com

RECEIVED
2009 OCT 29 PM

H&P
Hallett & Perrin, P.C.
Attorneys and Counselors

Direct Dial Number

(214) 922-4120
fax (214) 922-4170
bhallett@hallettperrin.com

October 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Attention: Heather Maples

Re: Securities Exchange Act of 1934 - Rule 14a-8 Shareholder Proposal Submitted by James McRitchie ("Proponent")

Ladies and Gentlemen:

Reference is made to the no-action letter request dated October 5, 2009, which I submitted on behalf of Whole Foods Market, Inc., a Texas corporation ("WFM" or the "Company") relating to the subject shareholder proposal. Subsequent to that date, the Proponent's representative has withdrawn the subject shareholder proposal and elected to pursue a separate proposal that will be included in WFM's proxy materials for its 2010 annual meeting of shareholders.

In accordance with applicable Staff Legal Bulletin's, copies of the correspondence evidencing this withdrawal are attached to this letter.

Accordingly, we are hereby withdrawing our no-action letter request dated October 5, 2009.

Very truly yours,

Bruce H. Hallett

#312819v1
18373-1

cc: James McRitchey

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Albert Percival (by email; pdf)
National Transactions Counsel
Whole Foods Market, Inc.

**Bruce Hallett**

---

**Subject:** FW: Rule 14a-8 Proposal (WFMI)

---

**From:** olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Sunday, October 18, 2009 3:32 PM
**To:** Albert Percival (CE CEN)
**Subject:** Rule 14a-8 Proposal (WFMI)

Mr. Percival, Mr. James McRitchie asks that only the rule 14a-8 proposal text forwarded with his October 1, 2009 letter be included in the 2010 proxy.
Sincerely,
John Chevedden

**Bruce Hallett**

---

**Subject:** FW: Rule 14a-8 Proposal (WFMI)

---

**From:** Albert Percival (CE CEN)
**Sent:** Thursday, October 15, 2009 12:21 PM
**To:** olmsted
**Cc:** Albert Percival (CE CEN)
**Subject:** RE: Rule 14a-8 Proposal (WFMI)

Mr. Chevedden,

If you will reply to this email and confirm that Mr. McRitchie has withdrawn his shareholder proposal related to Independent Board Chairman, the Company will agree that his proposal related to Majority Vote Committees cannot be excluded on the basis of his submitting two proposals in one year.

Please confirm Mr. McRitchie has withdrawn the Independent Board Chairman proposal.
Albert

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com



---

**From:** olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Wednesday, October 14, 2009 9:31 AM
**To:** Albert Percival (CE CEN)
**Subject:** Rule 14a-8 Proposal (WFMI)

Mr. Percival, Mr. James McRitchie has clearly submitted only one proposal per his October 1, 2009 letter: "I submit my one attached 2010 Rule 14a-8 proposal." Please advise today whether or not the company needs further clarification.
Sincerely,
John Chevedden

cc: James McRitchie

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

October 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Whole Foods Market Inc. (WFMI)**
**Rule 14a-8 Proposal by James McRitchie**
**Special Shareholder Meeting**

Ladies and Gentlemen:

This responds to the October 6, 2009 no action request. The October 6, 2009 no action request was written as though there was no proponent to company communication between September 30, 2009 and October 6, 2009. Thus the October 6, 2009 no action request is deceptive and is submitted in bad faith.

For these reasons it is requested that the staff not grant this no action request. It is also respectfully requested that the shareholder have the last opportunity to submit material – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
James McRitchie

Albert Percival <Albert.Percival@wholefoods.com>
Erica Goldbloom <Erica.Goldbloom@wholefoods.com>

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Mackey
Chairman
Whole Foods Market Inc. (WFMI)
550 Bowie Street, Suite 300
Austin, TX 78703

Dear Mr. Mackey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

J. McRitchie

James McRitchie September 30, 2009
Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Executive Asst. IR/Shareholder Services
Direct: 512-542-0204
Fax: 512-482-7204
Albert Percival <Albert.Percival@wholefoods.com>
National Transactional Counsel

[WFMI: Rule 14a-8 Proposal, October 1, 2008]

**3 – Independent Board Chairman**

RESOLVED: That stockholders ask our Board of Directors to adopt a policy that our board's chairman be an independent director who has not previously served as an executive officer of our Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with this policy is excused if no independent director is available and willing to serve as chairman.

Bank of America (BAC), Office Depot (ODP) and Weyerhaeuser (WY) shareholders approved independent board chairman proposals by more than 50% in 2009.

When a CEO serves as board chairman, it may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

The merits of this Independent Board Chairman proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2008 and 2009 the following governance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses.
- Whole Foods had both a 34% dominant shareholder and a multiple share class structure. These ownership characteristics can severely limit independent representation for minority public shareholders. The dominant shareholder is Green Equity Investors V, LP/Green Equity Investors Side V, L.P. / Thyme Coinvest, LLC with directors Jonathan Seiffer and Jonathan Sokoloff as beneficial owners of the dominant holdings.
- A Federal Trade Commission investigation revealed that Whole Foods founder John Mackey had posted numerous negative comments on an online financial message board about Wild Oats – a competitor Whole Foods was in the process of acquiring. The news tarnished Mackey's reputation and raised questions about his judgment and leadership.
- John Mackey was long tenured (29-years) – Independence concern.
- Our Lead Director, John Elstrott, had 14-years long tenure – an independence red flag.
- Whole Foods adopted supermajority-voting requirements as high as 75% in 2008 – entrenchment concern.
- Whole Foods failed to adopt simple simplemajority-voting which won our majority-support at our 2009 annual meeting.
- Director Ralph Sorenson was post retirement-age (75) and was the only director with more than one-year's Whole Foods experience serving on our key Nomination Committee.
- Three directors were insider-related:
  - Hass Hassan
  - Jonathan Sokoloff
  - Jonathan Seiffer
- 30% of our board owned no stock – Oversight concern.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal for:

**Independent Board Chairman**

**Yes on 3**

②

---

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

3

## Bruce Hallett

**From:** Albert Percival (CE CEN) [Albert Percival@wholefoods.com]
**Sent:** Thursday, October 01, 2009 3:04 PM
**To:** Bruce Hallett
**Subject:** RE: Rule 14a-8 Proposal (WFMI)

John pursuant to our call a few minutes ago, I look forward to your response regarding the email below.

To be fair to all of our filers we will need to coordinate your co-filer status by the deadline specified in the Proxy (October 2nd). Therefore, please let me know as soon as possible if you would like to try to coordinate with the other filer to co-file with them or if alternatively you would like to merely withdraw you proposal.

Thanks,
Albert

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com



-----Original Message-----
From: Albert Percival (CE CEN)
Sent: Thursday, October 01, 2009 1:13 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Erica Goldbloom (CE CEN)
Subject: FW: Rule 14a-8 Proposal (WFMI)

John,

We have already received another proposal related to independent chair.

If you would like, I can reach out to the filer and ask if they mind you joining them in that proposal as a co-filer. Please let me know if you would like to do this and I will call the filer RE this and coordinate getting you their contact information.

Otherwise, we will plan on excluding the attached proposal as duplicative of one already



4

received.

Thanks,
Albert

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com



-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 01, 2009 11:52 AM
To: Erica Goldbloom (CE CEN)
Cc: Albert Percival (CE CEN)
Subject: Rule 14a-8 Proposal (WFMI)

Dear Ms. Goldbloom,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



5

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Mackey
Chairman
Whole Foods Market Inc. (WFMI)
550 Bowie Street, Suite 300
Austin, TX 78703

Dear Mr. Mackey,

I submit my one attached 2010 Rule 14a-8 proposal. This proposal is in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

J. McRitchie

James McRitchie — October 1, 2009
Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Executive Asst. IR/Shareholder Services
Direct: 512-542-0204
Fax: 512-482-7204
Albert Percival <Albert.Percival@wholefoods.com>
National Transactional Counsel

6

[WFMI: Rule 14a-8 Proposal, October 2, 2008]

**3 – Majority Vote Committee**

RESOLVED: Shareholders request that our Board of Directors adopt a policy establishing an engagement process with proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

This proposal requests our Board to take the following steps if a proposal, submitted by a shareholder for a vote according to Rule 14a-8 of the Securities and Exchange Commission, receives a majority of the votes cast:

• Within four months after the annual meeting, an independent board committee will schedule a meeting (which may be held telephonically and which is coordinated with the timing of a regularly scheduled board meeting) with the proposal proponent, to obtain any additional information for our Board in its consideration of the proposal.

• Following the proponent meeting, the independent board committee will present the proposal with the committee's recommendation, and relevant information, to our full Board, for action consistent with the company's charter and by-laws, which includes a consideration of the interest of shareholders.

• In adopting such a policy, our Board can abolish the committee if our Board takes the action requested in the proposal or the proponent agrees with abolishing the committee.

This proposal is important because Whole Foods has pending a simple simplemajority-voting proposal which won our 57%-support at our 2009 annual meeting. Unfortunately Whole Foods adopted supermajority-voting requirements as high as 75% in 2008.

The merits of this Majority Vote Committee proposal should also be considered given the need to initiate improvements in our company's corporate governance. For instance in 2008 and 2009 the following governance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses.
- Whole Foods had both a 34% dominant shareholder and a multiple share class structure. This can severely limit independent representation for minority public shareholders. The dominant shareholder is Green Equity Investors V, LP/Green Equity Investors Side V, L.P. / Thyme Coinvest, LLC with directors Jonathan Seiffer and Jonathan Sokoloff as beneficial owners of the dominant holdings.
- A Federal Trade Commission investigation revealed that Whole Foods founder John Mackey had posted numerous negative comments on an online financial message board about Wild Oats – a competitor Whole Foods was in the process of acquiring. This tarnished Mackey's reputation and raised questions about his judgment and leadership.
- John Mackey was long tenured (29-years) – Independence concern.
- Our Lead Director, John Elstrott, had 14-years long tenure – an independence red flag.
- Director Ralph Sorenson was post retirement-age (75) and was the only director with more than one-year's Whole Foods experience serving on our key Nomination Committee.
- Three directors were insider-related:
  - Hass Hassan
  - Jonathan Sokoloff
  - Jonathan Seiffer
- 30% of our board owned no stock – Oversight concern.

7

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal for a:

**Majority Vote Committee**
**Yes on 3**

---

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

8

**Bruce Hallett**

**Subject:** FW: Rule 14a-8 Proposal (WFMI)

**Attachments:** CCE00002.pdf

CCE00002.pdf (685 KB)

-----Original Message-----
From: Albert Percival (CE CEN)
Sent: Monday, October 05, 2009 9:54 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Erica Goldbloom (CE CEN); Albert Percival (CE CEN)
Subject: FW: Rule 14a-8 Proposal (WFMI)

John,

Each shareholder is entitled to submit only one shareholder proposal.
In order to accept the attached shareholder proposal we will need an immediate formal withdrawal of the first shareholder proposal sent on behalf of James McRitchie.

Regards,
Albert

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com



-----Original Message-----
From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 02, 2009 2:47 PM
To: Erica Goldbloom (CE CEN)



9

Cc: Albert Percival (CE CEN)
Subject: Rule 14a-8 Proposal (WFMI)

Dear Ms. Goldbloom,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



10

**Bruce Hallett**

**Subject:** FW: Rule 14a-8 Proposal (WFMI)

---

**From:** Albert Percival (CE CEN)
**Sent:** Thursday, October 15, 2009 12:21 PM
**To:** olmsted
**Cc:** Albert Percival (CE CEN)
**Subject:** RE: Rule 14a-8 Proposal (WFMI)

Mr. Chevedden,

If you will reply to this email and confirm that Mr. McRitchie has withdrawn his shareholder proposal related to Independent Board Chairman, the Company will agree that his proposal related to Majority Vote Committees cannot be excluded on the basis of his submitting two proposals in one year.

Please confirm Mr. McRitchie has withdrawn the Independent Board Chairman proposal
Albert

Albert Percival
National Transactional Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com



---

**From:** olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Wednesday, October 14, 2009 9:31 AM
**To:** Albert Percival (CE CEN)
**Subject:** Rule 14a-8 Proposal (WFMI)

Mr. Percival, Mr. James McRitchie has clearly submitted only one proposal per his October 1, 2009 letter: "I submit my one attached 2010 Rule 14a-8 proposal." Please advise today whether or not the company needs further clarification.
Sincerely,
John Chevedden

cc: James McRitchie

11

**Bruce Hallett**

**Subject:** FW: Rule 14a-8 Proposal (WFMI)

---

**From:** olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Sunday, October 18, 2009 3:32 PM
**To:** Albert Percival (CE CEN)
**Subject:** Rule 14a-8 Proposal (WFMI)

Mr. Percival, Mr. James McRitchie asks that only the rule 14a-8 proposal text forwarded with his October 1, 2009 letter be included in the 2010 proxy.
Sincerely,
John Chevedden

12

2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4142 Fax
www.hallettperrin.com

Hallett & Perrin, P.C.
Attorneys and Counselors

Direct Dial Number
(214) 922-4120
fax (214) 922-4170
bhallett@hallettperrin.com

October 6, 2009



Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Securities Exchange Act of 1934 - Rule 14a-8 Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

On behalf of Whole Foods Market, Inc., a Texas corporation ("WFM" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "McRitchie Proposal"), attached as Exhibit I hereto, that WFM received from James McRitchie ("Proponent") for inclusion in the proxy materials (the "2010 Proxy Materials") that WFM intends to distribute in connection with its 2010 annual meeting of shareholders (the "2010 Annual Meeting"). The McRitchie Proposal was sent to WFM under cover of a letter dated September 30, 2009, which is also attached as part of Exhibit I hereto.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter, and a copy of this letter is being sent simultaneously to Proponent as notification of WFM's intention to omit the McRitchie Proposal from its 2010 Proxy Materials. WFM expects to file its definitive proxy materials with the Commission on or about January 20, 2010. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before WFM files its definitive 2010 Proxy Materials.

Attached as Exhibit II hereto is a proposal received on September 28, 2009 (two days prior to receipt of the McRitchie Proposal) from Legal & General Assurance (Pensions Management) Limited (the "L&G Proposal"). WFM plans to include the L&G Proposal in the 2010 Proxy Materials for consideration by the Company's shareholders at the 2010 Annual Meeting.

WFM intends to omit the McRitchie Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11) promulgated under the Exchange Act because (i) the McRitchie Proposal is substantially duplicative of the L&G Proposal, (ii) the L&G

Proposal was received by WFM prior to the McRitchie Proposal and (iii) WFM will include the L&G Proposal in its proxy statement.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if WFM omits the Proposal from the 2010 Proxy Materials.

**Summary of the McRitchie Proposal and L&G Proposal**

Both the McRitchie Proposal and the L&G Proposal are "independent chairman" proposals, a topic which has received substantial coverage in the business press and in corporate governance literature during the past few years. This is the fourth consecutive year in which WFM has received an "independent chairman" shareholder proposal.

The McRitchie Proposal requests that the WFM Board of Directors adopt a policy that its Chairman be an independent director that has not previously served as an executive officer of the Company. The L&G Proposal amends the WFM bylaws, by action of the shareholders, to provide that the Chairman of the Company's Board of Directors be an independent director within the meaning of the NYSE rules.

**Rule 14a-8(i)(11) Discussion**

In Exchange Act Release No. 12999 (November 22, 1976), the Staff stated that the purpose of Rule 14a-8(i)(11) is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."

Through a series of no-action letters, the Staff has indicated that the standard for determining whether proposals are substantially identical is whether the proposals present the same "principal thrust" or "principal focus," even if the proposals differ in their precise terms and breadth. These no-action letters include the following:

- *General Motors* (3-13-08): concurring with exclusion of proposal requesting a report on plans to comply with new fuel economy and greenhouse gas emissions standards as having same principal focus as prior proposal requesting the adoption of quantitative goals for greenhouse gas emissions only.
- *International Paper* (2-19-08): concurring with exclusion of proposal requesting removal of supermajority vote requirements as substantially duplicative of proposal adopting simple majority voting.
- *PepsiCo Inc.* (1-31-08): concurring with exclusion of proposal requesting shareholder advisory vote on executive compensation as substantially duplicative of prior proposal with same principal focus, even though the two proposals differed slightly in what they requested that shareholders vote upon.

- *Comcast Corp.* (3-2-06): concurring with exclusion of subsequent proposal relating to limits on executive pay, even though the two proposals had different formulas for determining the limit.
- *The Home Depot, Inc.* (2-28-05): concurring with exclusion of subsequent proposal for limits on equity compensation, even though the two proposals had different formulas for determining the limit.

The McRitchie Proposal and the L&G Proposal differ in that the McRitchie Proposal does not specify a definition of "independence" or specify any change to a governing document of WFM, as do the L&G Proposal. However, the principal thrust and focus are substantially the same—namely, to provide that WFM separate the CEO and Chairman positions and cause one of its independent directors to occupy the Chairman position.

Inclusion of both shareholder proposals will confuse WFM's shareholders and potentially expose WFM to manage irreconcilable proposals. If, for example, the L&G Proposal were to be adopted by shareholders and the McRitchie Proposal were to fail, how would the true sentiment of WFM's shareholders be able to be ascertained? Further (under this scenario), adoption of the bylaw changes required by the L&G Proposal would conflict with the policy endorsed by the shareholders in voting down the McRitchie Proposal, thus negating their vote.

**Conclusion**

Based on the foregoing, WFM intends to omit the McRitchie Proposal from the 2010 Proxy Materials for the 2010 Annual Meeting. We respectfully request that the Staff confirm that the McRitchie Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (214) 922-4120. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, postage-paid envelope.

Very truly yours,

Bruce H. Hallett

cc: James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Albert Percival (by email; .pdf)
National Transactions Counsel
Whole Foods Market, Inc.

#311800v1
18373-1

Exhibit I

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Mackey
Chairman
Whole Foods Market Inc. (WFMI)
550 Bowie Street, Suite 300
Austin, TX 78703

Dear Mr. Mackey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** ) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

J. McRitchie

James McRitchie — September 30, 2009
Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Executive Asst. IR/Shareholder Services
Direct: 512-542-0204
Fax: 512-482-7204
Albert Percival <Albert.Percival@wholefoods.com>
National Transactional Counsel

[WFMI: Rule 14a-8 Proposal, October 1, 2008]
**3 – Independent Board Chairman**

RESOLVED: That stockholders ask our Board of Directors to adopt a policy that our board's chairman be an independent director who has not previously served as an executive officer of our Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with this policy is excused if no independent director is available and willing to serve as chairman.

Bank of America (BAC), Office Depot (ODP) and Weyerhaeuser (WY) shareholders approved independent board chairman proposals by more than 50% in 2009.

When a CEO serves as board chairman, it may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

The merits of this Independent Board Chairman proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance. For instance in 2008 and 2009 the following governance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses.
- Whole Foods had both a 34% dominant shareholder and a multiple share class structure. These ownership characteristics can severely limit independent representation for minority public shareholders. The dominant shareholder is Green Equity Investors V, LP/Green Equity Investors Side V, L.P. / Thyme Coinvest, LLC with directors Jonathan Seiffer and Jonathan Sokoloff as beneficial owners of the dominant holdings.
- A Federal Trade Commission investigation revealed that Whole Foods founder John Mackey had posted numerous negative comments on an online financial message board about Wild Oats – a competitor Whole Foods was in the process of acquiring. The news tarnished Mackey's reputation and raised questions about his judgment and leadership.
- John Mackey was long tenured (29-years) – Independence concern.
- Our Lead Director, John Elstrott, had 14-years long tenure – an independence red flag.
- Whole Foods adopted supermajority-voting requirements as high as 75% in 2008 – entrenchment concern.
- Whole Foods failed to adopt simple simplemajority-voting which won our majority-support at our 2009 annual meeting.
- Director Ralph Sorenson was post retirement-age (75) and was the only director with more than one-year's Whole Foods experience serving on our key Nomination Committee.
- Three directors were insider-related:
  - Hass Hassan
  - Jonathan Sokoloff
  - Jonathan Seiffer
- 30% of our board owned no stock – Oversight concern.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal for:

**Independent Board Chairman**
**Yes on 3**

---

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit II

Legal & General

Investment Management
One Coleman Street
London
EC2R 5AA

Our Ref LGIM/IF/BH/mrb
Your Ref
Direct Tel 020 3124 3010
Direct Fax 020 3124 2516
E-Mail
Date 28 September 2009

Ms. Roberta Lang
Corporate Secretary
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

Via courier and facsimile: (512) 482-7000

Re: Shareholder proposal for 2010 annual meeting

Dear Ms. Lang:

On behalf of Legal & General Assurance (Pensions Management) Limited, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Whole Foods Market, Inc. plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors. It is being co-filed with Change to Win Investment Group.

Legal & General Assurance (Pensions Management) Limited has beneficially owned more than $2000 worth of Whole Foods common stock for more than one year (currently 5,106 shares) and plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 a/c ***FISMA & OMB Memorandum M-07-16***. A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 1200 G Street, NW, Suite 800, Washington, DC 20005.

Yours sincerely,

B. Holman

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: That pursuant to Section 2.23 of the Texas Business Corporation Act and Article IX of the Amended and Restated Bylaws of Whole Foods Market, Inc., the stockholders of Whole Foods Market, Inc. hereby amend those Bylaws as follows:

• Article III, entitled "Directors", is amended by adding the following section 13:

"Independent Chairman. The Chairman of the Board shall be a director who is independent from the Corporation. For purposes of this requirement, "independent" has the meaning set forth in New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board determines that a Chairman who was independent when time he or she was selected is no longer independent, the Board shall select a new Chairman who satisfies this independence requirement within 60 days of such determination. Compliance with this independence requirement shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman. This independence requirement shall apply prospectively so as not to violate any contractual obligation of the Corporation that may be in effect when this requirement was adopted. This section shall not be amended or repealed by the Board of Directors."; and

• Article V, entitled "Officers", is amended by deleting from section 2 thereof, entitled "Election", the sentence "No officer need be a member of the Board of Directors except the Chairman of the Board, if one be elected." and substituting therefor: "No officer need be a member of the Board of Directors."

**Supporting Statement:**
The Board of Directors is responsible for protecting shareholders' interests through independent oversight of management, including the Chief Executive Officer's (CEO) performance. Currently Mr. John Mackey is both Board Chairman and CEO. We believe that combining the two positions may not serve the best long-term interests of shareholders.

We see an urgent need for objective and independent Board evaluation of our Company's strategic plan, as Whole Foods trailed the S&P 500 and Dow Jones Food Retailers & Wholesalers Index for the three-, four- and five-year periods ending September 21, 2009. By setting the agenda for, and leading discussions of, strategic issues at the Board level, the Chairman is critical in shaping the Board's work.

We believe an independent Chairman will enhance Board leadership and protect shareholders from potentially harmful management decisions. Corporate governance experts agree. In a 2009 report the Milstein Center at Yale School of Management recommended splitting the two positions as the default provision for U.S. companies. In 2008 and 2009, proxy advisor RiskMetrics/ISS recommended voting FOR a shareholder proposal urging separation of the roles at our Company.

Given our Company's performance in recent years, the uncertain competitive landscape, and the importance of independent scrutiny of management, we urge a vote FOR this resolution.